Exhibit 4.14

ARCELORMITTAL EQUITY INCENTIVE PLAN ANNEX B
Supplemental Terms for 2022-2023 Restricted Share Units and Performance Share Units

The following share limits and vesting provisions shall apply to all Awards of Restricted Share Units and Performance Share Units granted pursuant to the Plan during the period beginning on the date of the annual general meeting of shareholders of the Company in 2022 and ending on the date of the annual general meeting of shareholders of the Company in 2023 (the “2022-2023 Plan Year”). All other terms and conditions of the Restricted Share Units and Performance Share Units are as set forth in the Plan, including but not limited to Section 6 thereof.

1.Shares Available for Grant. Subject to adjustment as provided in Section 7 of the Plan the number of shares of Common Stock that may be issued pursuant to Awards of Restricted Share Units and Performance Share Units granted pursuant to the Plan during the 2022- 2023 Plan Year and the number of shares of Common Stock that may be issued pursuant to Awards of Performance Share Units granted to the Executive Office members pursuant to the Group Management Board Performance Share Units Plan may not exceed 3,500,000 (three million, five hundred thousand).

2.Vesting and Settlement.

a.Each Award of Restricted Share Units granted pursuant to the Plan during the 2022-2023 Plan Year shall vest in full on the third (3) year anniversary of the date on which the Award was granted, subject to the continued active Employment of the Participant through such date, and be settled by the Company pursuant to the terms of the Plan on or within fourteen (14) days following the vesting date, provided that the Participant has submitted all necessary settlement information prior to such time.

b.Each Award of Performance Share Units granted pursuant to the Plan during the 2022-2023 Plan Year shall vest after the completion of the three (3) full year financial exercises following the date on which the Award was granted, subject to the continued active Employment of the Participant through such date and subject to the achievement of the following goals:

i.The achievement of Total Shareholder Return (TSR) counting for 40% (forty percent),

ii.The achievement of Environmental, Social and Governance targets (ESG) counting for 20% (twenty percent) split as follows:
•10% Health & Safety measure
•5% Climate action measure
•5% Diversity & Inclusion measure

c.And the achievement of Gap to Competition as set by the Board of Directors counting for 40% (forty percent).

For business units with no Gap to Competition target defined, the weight of Gap to Competition shall be transferred to TSR.

a.The performance targets for the Performance Share Units granted during the 2022-2023 Plan Year and the portion of the Award conditioned by each of them shall be as follows:

i.The vesting of forty percent (40%) of the Award shall be subject to the Company achievement on TSR (the “TSR Award”) over the vesting period and shall be determined by comparing the Company’s TSR to the weighted average TSR performance of the companies comprising a comparator group defined by the Committee (the “Peer Group”) calculated year-by-year

ii.The vesting of twenty percent (20%) of the Award shall be subject to the Company achievement on ESG targets as set by the Board of Directors over the vesting period (the “ESG Award”), calculated year-by-year for Health & Safety measure and cumulative over three years for Climate action and Diversity & Inclusion measures.

iii.The vesting of the remaining forty percent (40%) of the Award shall be subject to the Company achievement on Gap to Competition targets over the vesting period (the “Gap to Competition Award”) as set by the Board of Directors calculated year-by-year.

b.The performance targets applicable to the Awards shall be as follows:

i.With respect to the TSR Award, the target level shall be 100% of the weighted average of the TSR performance and the stretched level shall be 120% of the weighted average TSR performance - realized by the companies in the Peer Group year-by-year

ii.With respect to the ESG Award, the target level shall be 100% of the targets and the stretched level shall be 120% of the targets as set by the Board of Directors, calculated year-by-year for Health & Safety and cumulative for Climate action and Diversity & Inclusion measures.

iii.With respect to the Gap to Competition Award the target level shall be 100% of the targets and the stretched level shall be 120% of the targets as set by the Board of Directors, calculated year-by-year.

c.At the end of the vesting period the Committee shall determine whether the performance achieved for each of the performance criteria has been met and, for the portion of the awards conditioned by each of them, the Performance Share Units that shall vest and be subject to settlement for each Participant as follows:

i.No Performance Share Units shall vest if the Committee determines that the achievement reached for the performance target is below the target level defined.

ii.Performance Share Units shall vest and the Participant shall have the right to the settlement of a number of shares equal to 100% of the portion of the Performance Share Units if the Committee determines that the achievement reached for the performance target is at the target level defined.

iii.Performance Share Units shall vest and the Participants shall have the right to the settlement of a number of shares equal to 150% of the Performance Share Units granted if the Committee determines that the achievement reached for the performance target is at the stretched level defined.

For performance results between target and stretched levels, the Committee shall apply straight-line interpolation to determine the number of Performance Share Units, that shall vest and be subject to settlement for the Participants.

The table below summarizes the performance criteria and the percentage of vesting associated to different achievement levels for each Award portion described in this document:

d.The Committee shall determine whether the performance criteria have been met within ninety (90) days from the vesting date and shall inform each Participant of such performance as soon as practicable thereafter. Vested Awards shall be settled by the Company pursuant to the terms of the Plan on or within fourteen (14) days after the confirmation that the performance criteria have been met, provided that the Participant has submitted all necessary settlement information prior to such time.

At the end of the vesting period, the Committee shall determine for:

i.TSR, Gap to Competition and H&S targets, the level of performance achieved for each of these goals and financial year, on per annum basis, each year carrying the same weight.

ii.Climate action, Diversity & Inclusion targets, the level of performance achieved for each of these goals, on a cumulative basis.

For purposes of clarification, if a Participant belongs to different business units during the performance period or otherwise has duties and responsibilities that affect the performance of multiple business units during the performance period, the Committee may take into consideration the achievements reached for the applicable performance objectives of multiple business units, as appropriate, for various portions of the performance period in respect of Performance Share Units held by such Participant, considering for each financial year the achievements reached by the business units to which the Participant belonged to or for which the Participant had responsibilities for the longest period within the financial year.

EXHIBIT 2

Terms Applicable to Participants Subject to United States Federal, State or Local Tax in Respect of Any Restricted Share Units or Performance Share Units Granted Pursuant to the Plan during the 2022-2023 Plan Year.

Pursuant to Section 17 of the Plan, the following terms and conditions shall apply to all Awards issued to any Participant who is or may be subject to federal, state or local tax in respect of any Restricted Share Units or Performance Share Units granted pursuant to the Plan during the 2022-2023 Plan Year (a “U.S. Participant”). With respect to each U.S. Participant, in the event of any conflict between the terms of the Plan and this Exhibit, the terms of this Exhibit shall apply.

1.Vesting and Settlement.

All Awards granted to U.S. Participants shall be settled within two and one-half months (75 calendar days) following the date on which such Award vests.

In the event that a U.S. Participant’s Employment terminates for any reason prior to the vesting date of the Award:

a.each Performance Share Unit that has not vested as of the date of such termination shall expire and be terminated, provided that if the Participant’s Employment terminates by reason of the Participant’s Retirement at age sixty (60) or more, the Committee may, in its sole discretion, allow a pro rata temporis vesting of the Performance Share Unit. Such pro rata temporis vesting will be determined based on the level of achievement, if any, of the applicable performance objectives as measured for each financial year within the performance period, and on the number of days of each financial year elapsed prior to the termination of Employment.

b.if the Participant’s Employment terminates by reason of the Participant’s death, disability or Retirement at age sixty (60) or more, each Restricted Share Unit shall vest as set forth in Section 6(c) of the Plan and in section 2 of the annex A, and shall be settled within fourteen (14) days following the date of such U.S. Participant’s death, disability or Retirement, provided that all necessary settlement information has been submitted by the Participant or his or her heirs.

Settlement of such Award may not be deferred under Section 4(e) of the Plan, except in compliance with Section 409A of the Code. Notwithstanding anything to the contrary, in the event that such U.S. Participant is a “specified employee” (within the meaning of Section 409A(2)(B) of the Code) on the date his or her Employment terminates by reason of Retirement, the Award shall be settled on the first business day of the first calendar month that begins after the six-month anniversary of the date of the termination of Employment.

2.Committee Discretion.

With respect to Awards granted to U.S. Participants, the Committee’s authority with respect to leaves of absence as set forth in Section 4(d) of the Plan shall be limited as follows: the Committee shall determine whether an authorized leave of absence, or absence in military or government service, shall constitute termination of Employment; provided that, no payment shall be made with respect to any Award that is subject to Section 409A of the Internal Revenue Code of 1986, as amended from time to time, and all regulations, interpretations and administrative guidance issued thereunder (the “Code”) as a result of any such authorized leave of absence or absence in military or government service unless such authorized leave of absence constitutes a separation from service for purposes of Section 409A.

3.Payments by the Company.

With respect to Awards granted to U.S. Participants, the Committee may not accelerate the settlement of any Award unless any such acceleration would be permissible under Section 409A of the Code.

4.Adjustments Upon Certain Changes.

No provision of Section 9 of the Plan shall be given effect with respect to Awards granted to U.S. Participants, to the extent that such provision would cause any tax to become due under Section 409A of the Code.

5.Amendment or Termination of the Plan.

With respect to Awards granted to U.S. Participants, no provision of the Board of Directors’ right to amend or terminate the plan as provided in Section 12 of the Plan shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code.

6.Certain Limitations on Awards to Ensure Compliance with Code Section 409A.

The Company intends that the Plan and each Award granted hereunder that is subject to Section 409A of the Code shall comply with Section 409A of the Code and that the Plan shall be interpreted, operated and administered accordingly. In the event any term and/or condition of an Award granted hereunder would cause the application of an accelerated or additional tax due by the Participant under Section 409A of the Code, such term and/or condition shall be restructured, to the extent possible, in a manner, determined by the Committee, that does not cause such an accelerated or additional tax. Any reservation of rights by the Company hereunder affecting the timing of payment of any Award subject to Section 409A of the Code (including, without limitation, the rights of the Committee pursuant to Section 9(d)) will only be as broad as is permitted by Section 409A of the Code. Notwithstanding anything herein to the contrary, in no event shall the Company be liable for the payment of or gross up in connection with any taxes and or penalties owed by the Participant pursuant to Section 409A of the Code.

To the extent that a Participant is not, during the period of time when his or her Award is outstanding, subject to the application of Section 409A of the Code, the limitations contained herein solely to ensure compliance with Section 409A of the Code shall not apply.